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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                             (Amendment No. 2)


                         Concurrent Computer Corp.
- --------------------------------------------------------------------------
                             (Name of Issuer)

     Common Stock and Warrants                      206710204

- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)


                                 ---------


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




































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 CUSIP No.      206710204                                  13G - Page 2


  1   NAME OF REPORTING PERSON:              Bear, Stearns & Co. Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE        13-3299429
      PERSON:

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*       (a)   [_]
                                                               (b)   [_]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF                 Delaware
      ORGANIZATION:

   NUMBER OF    5   SOLE VOTING POWER:                  2,432,801
    SHARES
 BENEFICIALLY   6   SHARED VOTING POWER:                0
   OWNED BY
     EACH       7   SOLE DISPOSITIVE POWER:             2,432,801
   REPORTING
  PERSON WITH   8   SHARED DISPOSITIVE POWER:           0

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING  2,432,801
      PERSON:
      (includes 121,877 warrants expiring 7/21/96 to purchase 121,877 shares at $3 per share)

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          [_]
      CERTAIN SHARES:*

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):           8.2%
      (See item 4 herein)

  12  TYPE OF REPORTING PERSON:*             BD




 * SEE INSTRUCTIONS BEFORE FILLING OUT!
































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     Item 1(a):     Name of Issuer:
                    Concurrent Computer Corp.

     Item 1(b):     Address of Issuer's Principal Executive Offices:
                    2 Crescent Place
                    Oceanport, NJ  07757

     Item 2(a):     Name of Person Filing:
                    Bear, Stearns & Co. Inc.

     Item 2(b):     Address of Principal Business Office:
                    245 Park Ave.
                    New York, NY  10167

     Item 2(c):     Citizenship:
                    Incorporated in Delaware

     Item 2(d):     Title of Class of Securities:
                    Common Stock

     Item 2(e):     Cusip Number:
                    206710204

     Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
               (a)(x) Broker or Dealer registered under Section 15 of the
               ----------------------------------------------------------
               Act
               ---
     Item 4:   Ownership:
          (a)  Amount beneficially owned:  2,432,801 *

          (b)  Percentage of class:  8.2%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:
                    2,310,924
                    See item 4(a) herein
                    --------------------
              (ii)  Shared power to vote or to direct the vote:  0

     * Bear Stearns & Co. Inc. is the "beneficial owner", as that term is defined in the Commission's Rules 13d-3, of a total of 2,310,924 shares of common stock and 121,877 warrants expiring 7/21/96 to purchase 121,877 shares of common stock at $3.00 per share (assuming a 1 for 1 exercise of the warrants) representing 8.2% of the outstanding common stock.























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             (iii)  Sole power to dispose or to direct the
                    disposition of:  2,432,801
                    See item 4(a) herein
                    --------------------
              (iv)  Shared power to dispose or to direct the
                    disposition:  0


     Item 5:   Ownership of Five or less percent of a Class:  Not
                                                              ---
               applicable
               ----------
     Item 6:   Ownership of More than Five Percent on Behalf of Another
               Person:  Not applicable
                        --------------
     Item 7: Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable
                                 --------------
     Item 8:   Identification and Classification of Members of the Group:
               Not applicable
               --------------
     Item 9:   Notice of Dissolution of Group:  Not applicable
                                                --------------
     Item 10:  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          There has been no change in the amount of shares and warrants owned nor in the purpose of the investment since the last 13G filing for July 1993 except that the amount of shares outstanding changed somewhat affecting the percentages.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BEAR, STEARNS & CO. INC.


          2/4/93                    /s/ Donald R. Mullen, Jr.
     --------------------           ----------------------------------
     Date                           Signature
                                    Senior Managing Director















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